ABSOLUTE SHARES TRUST
INVESTMENT ADVISORY AGREEMENT
Appendix A

(Name changes in effect as of October 25, 2019)

WBI BullBear Rising Income 3000 ETF	0.85%
WBI BullBear Value 3000 ETF	0.85%
WBI BullBear Yield 3000 ETF	0.85%
WBI BullBear Quality 3000 ETF	0.85%
WBI BullBear Global Income ETF	0.85%
WBI Power Factor® High Dividend ETF	0.55%

As of the date of this Agreement, the Advisor has delegated its affiliated, the Sub-Advisor, to receive such Advisor’s fee in consideration of the services to be provided pursuant to the Sub-Advisory Agreement.

Adopted: August 1, 2014
Amended: June 11, 2020